PURCHASE AND SALE AGREEMENT

        PURCHASE AND SALE AGREEMENT(“Agreement”), dated as of February 19, 2003, by and between MERRY LAND PROPERTIES, INC., a Georgia corporation (“MLP”) and MERRY LAND & INVESTMENT COMPANY, LLC, a Georgia limited liability company (“MRY3”).

RECITALS:

        WHEREAS, MLP and Cornerstone Realty Income Trust, Inc., a Virginia corporation (“Cornerstone”), have entered into an Agreement and Plan of Merger dated as of February 19, 2003 (the “Merger Agreement”), providing for the merger of MLP with Cornerstone Merger Sub, Inc., a Georgia corporation (“Merger Sub)” and a wholly owned subsidiary of Cornerstone (the “Merger”), with Merger Sub continuing as the surviving entity of the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement.

        WHEREAS, Cornerstone has indicated that it has no interest in acquiring certain assets of MLP and requires that MLP sell such assets prior to and as a condition of the Merger as set forth in the Merger Agreement;

        WHEREAS, the Board of Directors of MLP has deemed it appropriate and advisable, in order to enhance value for the shareholders of MLP, prior to the Merger and as provided in certain Resolutions adopted by the Board of Directors of MLP, to sell and transfer to MRY3 certain of the assets and liabilities of MLP;

        WHEREAS, MLP is prepared to sell the Purchased Assets in consideration of the execution and delivery by MRY3 and its subsidiaries of the “Debt Documents” (as such term is hereinafter defined);

        WHEREAS, the members of MRY3 have deemed it appropriate and advisable to acquire the Purchased Assets and, in consideration thereof, execute and deliver to MLP the Debt Documents;

        WHEREAS, immediately following the sale of the Purchased Assets, Cornerstone shall acquire the remaining businesses, operations, assets and liabilities of MLP and its remaining direct and indirect subsidiaries pursuant to the Merger; and

        WHEREAS, MLP and MRY3 have determined that it is necessary and desirable to set forth the transactions required to effect such sale and to set forth other agreements that will govern certain other matters following such transfer.

        NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

        As used in this Agreement, the following terms have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

        “Action” means any action, suit, arbitration, inquiry, regulatory action, enforcement action proceeding or investigation by or before any court, any Governmental Authority or any arbitration tribunal, including without limitation, matters arising under or in connection with Environmental Laws (including matters relating to Pre-Existing Environmental Conditions).

        “Affiliate” means, when used with respect to a specified Person, another Person that, directly or indirectly, controls, is controlled by, or is under common control with, the Person specified.

        “Agreed Value” means the agreed value for each of the Properties, as set forth in Exhibit “A”, which identifies a separate Agreed Value for each of the Properties, together with an aggregate Agreed Value for all of the Properties combined.

        “Assignment” has the meaning set forth in Section 2.4.

        “Associate” means, when used with respect to a specified Person, (i) another Person of which such Person is an officer, director (other than of a public corporation) or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities or (ii) the spouse or any lineal descendants of such Person or any trust or other estate in which such Person, his spouse or any lineal descendants has a substantial beneficial interest.

        “Assumed Liabilities” has the meaning set forth in Section 2.2.

        “Carrying Costs” for any property means interest expense, real estate taxes, insurance premiums and other costs and expenses actually incurred in owning and holding such property, net of any revenue received from such property.

         “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U. S.C.ss.ss.9601 et. seq. as amended from time to time.

        “Clay Contracts” means all agreements or grants of rights between MLP and any other Person with respect to the removal, restoration, sale, transport or manufacturing of any clay or soils containing clay, sand or gravel located on any of the Properties held by MLP’s Subsidiary, ML South Augusta, Inc. and identified as the Sand and Clay Properties on Exhibit “A”, including any leases, licenses, permits or other arrangements in connection therewith.

        “Commercial Leases” means, collectively, all of the leases pursuant to which MLP is leasing space in the Commercial Properties to the occupants thereof and does not include occupancy by MLP of its corporate offices.

        “Commercial Properties” means the Properties that are identified as such on Exhibit “A.”

        “ Commission” means the Securities and Exchange Commission.

        “Confidential Information” has the meaning set forth in Section 5.3.

        “Contingent Liabilities” means any Liability, whether incurred or accruing before or after the Effective Time, arising out of, relating to or resulting from the ownership or operation of a Purchased Assets, other than any Liability subject to pro-ration as provided in Section 2.8.

        “Debt Documents” means, collectively, the documents in the form attached hereto as Exhibit “B.”

        “Development Properties” means the Properties that are identified as such on Exhibit “A.”

        “Effective Time” means the time on the date of the Merger, after all conditions to the Merger have been satisfied or waived, immediately prior to the consummation of the Merger.

        “Environmental Laws” means and includes, without limitation, all federal, state, local and foreign laws, statutes, regulations, codes, orders, decrees, rules or ordinances or any judicial or administrative order or judgment, and all principles of common law, in each case pertaining to, touching or concerning Hazardous Materials, health, industrial hygiene, pollution, occupational or public safety or health, or environmental or ecological conditions, or wetlands as any of the same may be amended and in effect from time to time.

        “Equipment Leases” has the meaning set forth in Section 2.1(e).

        “Governmental Authority” means any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

        “Hazardous Material” means any hazardous, toxic or radioactive substance, material, matter or waste which is or becomes regulated by any Environmental Law and shall include, but not be limited to, asbestos, petroleum products and the terms “hazardous substance,” “hazardous waste” and “special waste” as defined in CERCLA or RCRA.

        “Intellectual Property Rights” has the meaning set forth in Section 2.1.

        “Liabilities” means any and all debts, liabilities, Losses, expenses and obligations, absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, including, without limitation, Taxes and those debts, liabilities and obligations arising under any law (including without limitation Environmental Laws), rule, regulation, Action, threatened Action, order or consent decree of any court, any governmental or other regulatory or administrative agency or commission or any award of any arbitration tribunal, and those arising under any contract, commitment or undertaking.

        “Losses” and “Loss” mean any and all losses, charges, Liabilities, claims, damages, fines and penalties, response costs under CERCLA and natural resources damages under CERCLA and costs or expenses (including, without limitation, reasonable attorney’s fees and any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any Actions or threatened Actions).

        “Members” means the members of MRY3, W. Tennent Houston, Michael N. Thompson, Dorrie E. Green and Fred W. Bolt

        “Merger” has the meaning set forth in the Recitals.

        “MLP Insurance Policies” means insurance policies maintained at any time prior to the Effective Time by MLP or its Subsidiaries covering any loss, liability, claim, damage or expense relating to ownership or operation of the Purchased Assets; provided that direct or indirect self-insured primary insurance programs, including arrangement with insurance carriers for claims administration service under cost-plus reimbursement agreements, assumed retention, retrospective rating plans or other plans or arrangements to the extent that risk of loss thereunder is ultimately assumed or paid by MLP or its Affiliates are not MLP Insurance Policies.

        “MLP Retained Liabilities” means the Liabilities (other than any such Liabilities arising out of, relating to or resulting from Pre-Existing Environmental Conditions) of MLP incurred or accruing before the Effective Time, arising as a result of the ownership or operation of the Purchased Assets that are covered by the MLP Insurance Policies without regard to the monetary limits of insurance set forth in such policies; provided that MLP Retained Liabilities do not include (i) co-insurance provisions, (ii) Liabilities which ultimately are determined (for any reason other than the monetary policy limits) not to be covered by the MLP Insurance Policies, or, (iii) subject to Section 5.7, costs or expenses incurred in seeking to establish coverage of a Liability under the MLP Insurance Policies.

        “Other Contracts” means the contracts, agreements, leases, and licenses listed on Exhibit “C” to which MLP is a party and which relate to the Properties, with the exception of the Commercial Leases, the Equipment Leases, and the Clay Contracts.

        “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or any other legal entity.

        “Pre-Existing Environmental Conditions” means all environmental conditions (including, but not limited to, Hazardous Materials, Underground Storage Tanks, solid wastes or materials, toxic wastes or materials, oils, wetlands and landfills) which are located in, on or under any of the Properties on the date that is one day prior to the Effective Time.

        “Properties” means, collectively, all rights, title and interests of MLP or the Transferred Subsidiaries (whether now or hereafter existing) in and to the following described property, each of which, to the extent relating to a single Premises, is referred to individually as a “Property”:

A.        those certain tracts of real estate legally described on Exhibit "A," together with all and singular easements, covenants, agreements, rights, privileges, tenements, hereditaments and appurtenances hereunto now or hereafter belonging or appertaining thereto (collectively, the "Land"); and
B.        all of the buildings, structures, fixtures, facilities, installations and other improvements of every kind and description in, on, over or under the Land (collectively, the "Improvements") (the Land and Improvements being collectively referred to as the "Premises"). Exhibit "A" identifies the Properties that are to be sold to MRY3 pursuant to this Agreement by type (e.g., apartment project, commercial building, clay land, or apartment development site), sets forth the address of each of the Properties, and the following additional information with respect to each of the Properties: (i) the approximate acreage in the case of the clay land and development sites; and (ii) the approximate gross square footage in the case of the Commercial Buildings.

        “Purchased Asset” and “Purchased Assets” have the meaning set forth in Section 2. 1.

        “RCRA“ means the Resource Conservation and Recovery Act, 42 U.S.C.ss.ss.6901 et. seq.

        “Representatives” has the meaning set forth in Section 5.3.

        “Retained Subsidiaries” means all Subsidiaries of MLP other than the Transferred Subsidiaries.

        “Sale” means the purchase and sale of the Purchased Assets in accordance with Section 2.1.

        “Subsidiary” means any entity at least 51 % of the total outstanding voting interests of which are owned, directly or indirectly, by another entity.

        “Taxes” means all taxes, charges and fees imposed by the United States or any state, county, local or foreign government or subdivision or agency thereof.

        “Transferred Subsidiaries” means ML South Augusta, LLC (a Georgia limited liability company to be formed prior to the Effective Time by the conversion under Georgia law of ML South Augusta, Inc., a Georgia corporation into a limited liability company); 214 Calhoun Street Condominiums, LLC, a Georgia limited liability company; and ML Jasper, LLC, a Georgia limited liability company.

        “Transition Period” means the period from the Effective Time until the date that is six (6) months following the Effective Time.

        “Underground Storage Tanks” has the meaning assigned to that term by Section 9001 of RCRA and shall also include the following: (A) any farm or residential tank of 1,100 gallons or less capacity used for storing motor fuel for non-commercial purposes; (B) any tank used for storing heating oil for consumptive use on the premises where stored; (C) any septic tank; (D) any tank which would be considered an underground storage tank under Section 9001 of RCRA but for the fact that it contains hazardous wastes; and (E) any pipes connected to items (A) through (D).

        “Wetlands Bank Rights” means all wetlands mitigation credits and all other right, title, and interest under all contracts, arrangements, banking instruments, wetlands mitigation credit awards or other documents related to the wetlands mitigation bank established by ML South Augusta, Inc.

        References to a “Section” are, unless otherwise specified, to one of the Sections of this Agreement.

ARTICLE 2

SALE OF CERTAIN PROPERTIES AND ASSETS
TO MRY3

         2.1         Purchased Assets.Subject to the terms and conditions of this Agreement, at the Effective Time, MLP (including the Retained Subsidiaries where appropriate) shall, without any representations or warranties, express or implied, sell, assign, transfer, convey and deliver to MRY3 all of MLP’s right, title and interest in and to the following properties and assets (each a “Purchased Asset”, and collectively, the “Purchased Assets”), to the extent that said Purchased Assets are assignable:

(a)        the Properties (except to the extent Properties are owned by a Transferred Subsidiary);
(b)        the membership interests in Transferred Subsidiaries, including all books and records thereof;
(c)        all furniture, furnishings, fixtures, equipment, machinery, maintenance vehicles and equipment, tools, parts, recreational equipment, carpeting, window treatments, stationery and other office supplies, and other tangible personal property of every kind and description situated in, on, over or under the Premises owned by MLP or in which MLP otherwise has an interest and which is not owned by tenants under the Commercial Leases (as such term is hereinafter defined), together with all replacements and substitutions therefor (together with the intangible personal property referred to below, the "Personal Property");
(d)        the Commercial Leases, Other Contracts, Clay Contracts, Wetlands Bank Rights listed on Exhibit "C" and the other intangible personal property owned by MLP or in which MLP otherwise has an interest which is used solely in connection with the business of the Properties, including permits, licenses, approvals, claims, choses in action, customer, supplier and distributor lists, art work, display units, and telephone and fax numbers;
(e)        the leases of equipment or other personal property listed on Exhibit "D" (collectively, the "Equipment Leases");
(f)        the names "Merry Land", "Merry Land Properties", the ticker symbol "MRYP", and the plate used in connection with the engraving and printing of the MLP share certificates (the "Intellectual Property Rights"), subject to the rights reserved to MLP with respect thereto during the Transition Period, pursuant to Section 5.1 hereof.;
(g)        all debt and equity interests in Frederick Shaffer House Horizontal Property Regime, Inc.;
(h)        the Wetlands Bank Rights; and
(i)        all other Transferred Properties listed in Schedule 1.2 of the MLP Disclosure Letter.

        Such sale shall be effected in such a manner that MLP and the Retained Subsidiaries shall have no obligation to MRY3 or the Transferred Subsidiaries with respect to the Purchased Assets relating to the Contingent Liabilities (other than the MLP Retained Liabilities) or events occurring with respect to the Purchased Assets after the Effective Time.

         2.1A         Purchase Price. The purchase price for the Purchased Assets shall be $6,420,500 (the “Purchase Price”). If all or part of any one or more of the Properties is sold, condemned or otherwise disposed of by MLP prior to the Effective Time (the “Sold Property”), then (i) the Agreed Value of the Sold Property shall be reduced (but not below $0) by 105% of the net proceeds received by MLP for the Sold Property prior to the Effective Time, (ii) in the event the net proceeds received by MLP for the Sold Property do not exceed 115% of the Agreed Value of the Sold Property, the Purchase Price for the Remaining Properties (and the Promissory Note referred to in Section 3.1(b)) shall be reduced by 105% of the net proceeds received by MLP for the Sold Property and (iii) in the event the net proceeds received by MLP for the Sold Property exceeds 115% of the Agreed Value of the Sold Property (such excess, “Available Cash”), the Purchase Price for the Remaining Properties (and the Promissory Note referred to in Section 3.1(b)) shall be reduced by 120.75% of the Agreed Value of the Sold Property (and Exhibit “A” shall be amended to reflect such reductions which shall be allocated among the Remaining Properties in proportion to the Agreed Values set forth therein) and the Available Cash shall be paid to MRY3 at the Effective Time.

         2.2         Assumption. Subject to the terms and conditions of this Agreement, simultaneously with the sale contemplated by Section 2.1, MRY3 shall assume and undertake to pay and discharge and indemnify and hold harmless MLP with respect to (i) all liability of MLP under that certain promissory note in the original principal amount of $1,070,000 dated February 13, 2002 (and the related security deed and other related loan documents) from MLP to Regions Bank with respect to the Property located at 624 Ellis Street, Augusta, Georgia; (ii) the Development Agreement with Merritt at Godley Station, LLC (assuming receipt of all consents necessary to assign such Development Agreement); (iii) the lease by MLP of a single corporate unit at Merritt at James Island; (iv) the lease of MLP’s corporate office in Savannah, for Suite 500 in the Ameribank Centre Building; and (v) all liability of MLP with respect to the Contingent Liabilities other than MLP Retained Liabilities (collectively, the “Assumed Liabilities”).

         2.3         Agreements and Documents to be Delivered in Connection with Sale. MLP and MRY3 shall execute and deliver, or cause to be executed and delivered, all agreements, documents and instruments necessary or appropriate to effect the sales contemplated by Section 2.1 and the assumptions contemplated by Section 2.2, including, without limitation, those agreements, documents and instruments described in this Section 2.3:

(a)        MLP and MRY3 shall execute and deliver, or cause to be executed and delivered:
(i)        an Assignment and Assumption Agreement with respect to the Commercial Leases, Clay Leases, any Other Contracts, the Equipment Leases, Wetland Bank Rights and any other general intangibles intended to be sold to MRY3 pursuant to this Agreement, and all Assumed Liabilities (to the extent necessary where such items are not already rights or obligations of a Transferred Subsidiary), substantially in the form of Exhibit "E;"
(ii)        evidence of termination of any existing property management agreement with MLP or a Retained Subsidiary for each of the Properties.
(b)        MLP (and its Retained Subsidiaries where relevant) shall execute and deliver or cause to be executed and delivered the following documents:
(i)        Quitclaim deeds in favor of MRY3 (or wholly owned subsidiaries of MRY3) with respect to the Properties (except to the extent Properties are owned by a Transferred Subsidiary), it being anticipated that MRY3 will organize one or more subsidiary limited liability companies to receive a direct transfer of some of the Properties;
(ii)        A quitclaim bill of sale in favor of MRY3 with respect to the tangible Personal Property;
(iii)        A quitclaim bill of sale granting to MRY3 all right, title and interest of MLP to the Intellectual Property Rights;
(iv)        A quitclaim bill of sale or other transfer documents transferring to MRY3 all of the capital or equity interests in the Transferred Subsidiaries and any claims, debts or other obligations from or against such Transferred Subsidiaries; and
(v)        A quitclaim bill of sale or other transfer documents transferring to MRY3 all of its right, title and interest in the capital or equity interests in and any claims, debts or other obligations from or against Frederick Shaffer House Horizontal Property Regime, Inc., a South Carolina corporation.
(c)        MRY3 and its Subsidiaries shall receive owner's title insurance policies with respect to the Properties insuring good and marketable title for the Agreed Value, subject to all of the exceptions noted therein;provided that a new title policy shall not be required for any Property for which a Transferred Subsidiary currently holds an owner's policy.
(d)        MRY3 receives evidence of the cancellation of the mortgages, security deeds or other liens listed in Exhibit "F" on the Properties created with respect to MLP's line of credit with Regions Bank.

         2.4         Assignments Not Effected Prior to the Merger; Sale Deemed Effective as of the Effective Time. To the extent that any assignment, transfer, conveyance or delivery (each, an “Assignment”) of any Purchased Asset contemplated by this Article 2 shall not have been consummated on or prior to the Effective Time, the parties shall cooperate to effect such Assignment as promptly following the Effective Time as shall be practicable. Nothing herein shall be deemed to require the Assignment of any Purchased Assets which by their terms or operation of law cannot be assigned, transferred, conveyed or delivered; provided that MLP and MRY3 shall use their best efforts to seek to obtain any necessary consents or approvals for the Assignment of all Purchased Assets contemplated to be sold pursuant to this Article 2. If, as and when any such Purchased Asset is able to be assigned, transferred, conveyed or delivered, as the case may be, such Assignment shall be effected forthwith. The parties agree that, as of the Effective Time, MRY3 shall be deemed to have acquired complete and sole beneficial ownership over all of the Purchased Assets, together with all rights, powers and privileges incident thereto and all duties, obligations and responsibilities incident thereto including, without limitation, to the Assumed Liabilities.

         2.5         As-Is, Where-Is; Release by MRY3. MRY3 specifically acknowledges and agrees that MLP has made and makes no representation, warranty or covenant of any kind with respect to the Purchased Assets, including, without limitation, any environmental conditions (including, without limitation, any Pre-Existing Environmental Conditions) at, or with respect to, the Properties, the operations, uses and businesses conducted thereon or therefrom, or the site or physical conditions applicable to, or with respect to, the Properties, the zoning regulations or other governmental requirements applicable to, or with respect to, the Properties, the Commercial Leases, the Land Leases, the Clay Contracts, the Equipment Leases, or any other matter affecting the use, occupancy, operation or condition of the Properties, or the level of income or profits with respect to the Properties. MRY3 is familiar with and has inspected the Properties and the operations, uses and businesses conducted thereon or therefrom and understands the terms and obligations with respect to the Assumed Liabilities. MRY3 shall accept the Properties and the operations, uses and businesses conducted thereon or therefrom “AS IS,” “WHERE IS ” and “WITH ALL FAULTS” (whether detectable or not) on the Effective Time, without any adjustment for any change in the physical or financial condition occurring from and after the date of the Merger Agreement except as provided in Section 2.7. MRY3 acknowledges and agrees that neither MLP nor its officers, directors, shareholders, agents, employees and representatives nor any of the successors or assigns of any of the foregoing will have, or be subject to, any liability to MRY3 or any other person resulting from the distribution to MRY3, or MRY3‘s use of, any information pertaining to the Properties, the Assumed Liabilities or the other Purchased Assets. MRY3 for and on behalf of itself, its successors and assigns and its Affiliates, hereby waives, releases, relinquishes and forever discharges MLP and its officers, directors, shareholders, agents, employees and representatives, and the successors and assigns of all of the foregoing from and against any and all claims or causes of action that MRY3 may have against MLP or its officers, directors, shareholders, agents, employees and representatives and the successors and assigns of all of the foregoing for any and all Losses and Liabilities incurred by any of the foregoing with respect to all Pre-Existing Environmental Conditions. To the fullest extent permitted by applicable law, MRY3 waives any requirements for MLP to furnish to MRY3, or record against title to the Properties , any environmental disclosure documents that would otherwise be required to be furnished or recorded under applicable law.

         2.6         Imputation of Knowledge to MRY3.MRY3 acknowledges and agrees that certain of the key executives of MRY3 (who have exercised responsibility for the formation of MRY3, for the negotiation, execution and delivery of this Agreement and for effecting the Sale) were, immediately prior to the consummation of the Sale, key executives of MLP, that it is fair and reasonable in the circumstances to impute to MRY3 as of the execution and delivery of this Agreement and as of the consummation of the Sale, all knowledge, if any, of MLP with respect to the Properties, the Purchased Assets and the Assumed Liabilities, and that all such knowledge shall so be (and hereby is) imputed to MRY3. MRY3‘s acknowledgments and agreements set forth in this Section 2.6 and in Section 2.5 shall survive the Sale indefinitely and shall govern in the event of any conflict, express or implied, with any of the Sale documents. MRY3 is familiar with and has no reason to believe that there are any material inaccuracies in the Exhibits to this Agreement.

         2.7         Casualty Proceeds. The transactions contemplated under this Article 2 shall be consummated as provided in this Agreement, without adjustment or delay of any kind, notwithstanding the occurrence of any damage, destruction or other change in the physical condition of one or more of the Properties or the initiation or completion of any proceedings in eminent domain (or any deeds granted by MLP in lieu thereof) with respect thereto; and any and all proceeds from insurance policies or condemnation awards shall be paid to MLP and shall either be applied to the payment of principal and interest as provided in the applicable Note or held and disbursed to MRY3 for the repair or replacement of the improvements on the Property as MLP, in its sole discretion, shall determine.

         2.8         Closing Prorations and Adjustments

(a)        A rent roll (updated to within 15 days prior to the Effective Time) and a proposed statement of prorations, and other adjustments shall be prepared by MRY3 in conformity with the provisions of this Agreement not less than three (3) business days prior to the Effective Time. For purposes of prorations, each Assignment shall be deemed to have occurred as of 12:01 a.m. on the date of the Effective Time. The following items are to be prorated or adjusted, as the case may require, as of the Effective Time:
A.        real estate and personal property taxes and assessments;
B.        the rent payable by tenants under the Commercial Leases; provided that rent and all other sums which are due and payable to MLP by any tenant but uncollected as of the Effective Time shall not be adjusted, but MRY3 shall use diligent efforts to collect said past-due rents and shall cause the rent and other sums for the period prior to the Effective Time to be remitted to MLP if, as and when collected. On the Effective Time, MLP shall deliver to MRY3 a schedule (prepared by MLP as of the most recent date available) of all such past due but uncollected rent and other sums owed by tenants. MRY3 shall promptly remit to MLP any such rent or other sums paid by scheduled tenants, notwithstanding that a deficiency in the then current rent is thereby created. MRY3 shall bill tenants who owe rent for periods prior to the Effective Time on a monthly basis for six consecutive months following the Effective Time. For amounts due MLP not collected within thirty (30) days after the Effective Time, MLP shall have the right to sue to collect same, but in no event may MLP seek to evict any tenant or terminate any Commercial Lease;
C.        the full amount of security deposits paid under the Commercial Leases, to the extent unapplied, together with interest thereon if required by law or otherwise; provided that (to the extent permitted by applicable law) MLP shall have the right to apply security deposits, if any, against delinquent rents and other obligations of the tenants;
D.        water, electric, telephone and all other utility charges with respect to the Properties, and any assignable deposits with utility companies specifically allocable to the Properties (said assignable deposits being credited to MLP) (to the extent possible, utility prorations will be handled by meter readings on the Effective Time);
E.        amounts due and prepayments under the Other Contracts or Equipment Leases;
F.        assignable license and permit fees;
G.        amounts receivable in connection with the Clay Contracts provided that amounts receivable which are due and payable to MLP under the Clay Contracts but uncollected as of the Effective Time shall not be adjusted, but MRY3 shall use diligent efforts to collect said past-due amounts and shall cause such amounts receivable for the period prior to the Effective Time to be remitted to MLP if, as and when collected. On the Effective Time, MLP shall deliver to MRY3 a schedule (prepared by MLP as of the most recent date available) of all such past due but uncollected receivables. MRY3 shall promptly remit to MLP any such receivables paid under the Clay Contracts, notwithstanding that a deficiency in the then current receivables is thereby created;
H.        other expenses of operation and similar items customarily prorated in connection with real estate closings for similar properties in the locality in question; and
I.        MLP shall be responsible for paying all premiums, fees and other costs associated with the maintenance or termination of any insurance policies maintained by MLP prior to the Effective Time with respect to the Properties, and shall be entitled to any refunds in connection with the termination of said policies.

        The net amount of any prorations shall be paid in cash on the Effective Time to MLP or MRY3, as the case may be, by the other party. Any proration which must be estimated on the Effective Time shall be re-prorated and finally adjusted as soon as practicable after the Effective Time; otherwise, all prorations shall be final.

         2.9          Transaction Costs and Expenses. All transaction costs of any type of all parties (including MRY3 and the Transferred Subsidiaries) related to this Agreement and the consummation of the transactions contemplated hereunder shall be paid as provided in Section 5.4 of the Merger Agreement.

ARTICLE 3

EXECUTION AND DELIVERY OF
FINANCING DOCUMENTS AND OTHER MATTERS

         3.1         General. In consideration of the Sale, as a condition thereto, and simultaneously therewith MRY3 and certain of its wholly owned subsidiaries shall execute and deliver to MLP the Debt Documents. By virtue of the consummation of the Sale, proceeds of the two loans evidenced by the Debt Documents shall be deemed to have been disbursed to MRY3 and to certain of its wholly owned subsidiaries as follows:

(a)        to MRY3 in the form set forth in Exhibit "B-1" and in the amount of $1,270,000 and the Mortgage substantially in the form set forth in Exhibit "B-2" relating to the Property known as Merritt at Sun City, and
(b)        to MRY3 in the form set forth in Exhibit "B-3" and in the amount of $5,150,500 and the deeds to secure debt substantially in the form set forth in Exhibit "B-2" relating to the other Purchased Assets (excluding the Development Properties) allocated among the Purchased Assets as shown on Exhibit "A."

ARTICLE 4

DEVELOPMENTS

         4.1         Development Agreements.

(a)        Prior to or contemporaneously with the Sale, MRY3 and MLP shall enter into the Development Agreements, substantially in the forms attached as Exhibit "G-1" and "G-2" relating to MLP's properties known as Merritt at Central Park and Merritt at Whitemarsh-Phase II.
(b)        In the event that before or after the Effective Time, all consents that are required to be obtained in order for MLP to assign to MRY3 the existing development agreement for the property known as Merritt at Godley Station, MLP will assign such development agreement to MRY3 and enter into the Supplemental Developer's Fee Agreement substantially in the form of Exhibit "G-3." MRY3 shall be solely responsible for obtaining all necessary consents to the assignment which shall be in form and substance reasonably acceptable to Cornerstone.

         4.2         Merritt at Sun City.

(a)        MRY3 shall cause 214 Calhoun Street Condominiums, LLC to hold the Transferred Property known as Merritt at Sun City for future development at the request of MLP (or its successor under the Merger Agreement). If MLP so elects, MLP shall re-purchase said property and enter into a Development Agreement with MRY3 in substantially the form of the Development Agreements described in clause (i) of Section 4.1; provided that the purchase price shall be the Agreed Value for such Property shown on Exhibit "A" plus all Carrying Costs since the Effective Time.
(b)        If the development of the Merritt at Sun City project has not commenced pursuant to a sale of such property to MLP and Development Agreement on or before April 1, 2005, MLP shall then pay to MRY3 a termination fee equal to $600,000, which payment shall be immediately paid to MLP as a prepayment of principal on the Promissory Note referred to in Section 3.1(a); provided that all obligations of MLP under this Section 4.2(b) shall terminate at such time as MRY3 shall sell such Property to a Person other than MLP. If MLP fails to pay such termination fee when due, then MRY3 or its subsidiaries shall have the

         4.3         First Ward Development. In the event that prior to the Effective Time MLP or MRY3 wishes to enter into a development contract with the Charlotte Housing Authority with respect to the First Ward development project it shall first obtain the written consent of Cornerstone. In the event that such project is awarded to MLP before or after the Effective Time, MLP shall either assign such contract to MRY3 or engage MRY3 as its primary developer in order to complete the project, in each case pursuant to agreements in form and substance satisfactory to MLP and as expressly provided in the development contract or with the express written approval of the Charlotte Housing Authority, whose approval shall be the sole responsibility of MRY3.

         4.4        Consulting Agreement. MLP shall enter in Consulting Agreements with MRY3 substantially in the form of Exhibit "H."

ARTICLE 5

COVENANTS

         5.1         Undertaking by MLP. Promptly following the Merger, and in any event prior to the completion of the Transition Period, MLP shall remove all references to the name “Merry Land” from the names of the Retained Subsidiaries and all of its stationery; provided that MLP shall not be required to remove said references prior to the expiration of the Transition Period.

         5.2         Corporate Records. MLP shall leave in place at MLP’s corporate office in 209 Seventh Street, Suite 300, Augusta, Georgia, all original agreements, documents, books, records and files relating primarily to or primarily affecting MRY3, the Purchased Assets or the Assumed Liabilities; provided that MLP may retain any tax returns, reports, forms or work papers, and MRY3 will be provided with copies of such returns, reports, forms or work papers. MRY3 shall assemble for transport and delivery as directed by MLP following the Effective Time all other original agreements, documents, books, records and files.

         5.3        Confidentiality. Each of MLP and MRY3 shall hold, and shall cause its respective directors, managers, officers, Affiliates, employees, agents, accountants, consultants and advisors (collectively, “Representatives”) to hold, in strict confidence all information concerning the other relating to the Purchased Assets and the Assumed Liabilities in its possession (except to the extent that such information has been (a) in the public domain through no fault of such party or any of its Representatives, including information contained in registration statements, proxy statements, reports, and other documents filed by MLP or Cornerstone with the Commission, or (b) later lawfully acquired from other sources by such party) to the extent such information (i) relates to the period up to the Effective Time, (ii) relates to this Agreement or (iii) is obtained from the other party pursuant to this Agreement (“Confidential Information”). Each party shall not release or disclose, or permit to be released or disclosed by any of its Representatives or otherwise, any Confidential Information to any other person, except its auditors, attorneys, financial advisors, bankers and other consultants and advisors who need to know such information, unless compelled to disclose by judicial or administrative process or, as advised by its counsel, by other requirements of law. In the event that either party or its Representatives (a “Disclosing Party”) is compelled to release or disclose, or permit to be released or disclosed, any Confidential Information as provided in the immediately preceding sentence, such Disclosing Party shall (i) immediately notify the other party (the “Providing Party”) of the existence, terms and circumstances surrounding such a requirement, (ii) consult with the Providing Party on the advisability of taking legally available steps to resist or narrow such requirement, and (iii) if disclosure of such information is nevertheless required, furnish only that portion of the Confidential Information which, in the opinion of such Disclosing Party’s counsel, such Disclosing Party is legally compelled to disclose and to cooperate with any action by the Providing Party to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information (it being agreed that the Providing Party shall reimburse the Disclosing Party for all reasonable out-of-pocket expenses incurred by the Disclosing Party in connection with such cooperation).

         5.4         Related Party Accounts. At or before the Effective Time, the Members and their Affiliates and Associates, on the one hand, and MLP, on the other hand, shall satisfy and/or terminate (without recourse), as between a Member and any of its Affiliates and Associates, on the one hand, and MLP, on the other hand, all amounts (i) due by a Member or any of its Affiliates or Associates, on the one hand, to MLP, on the other hand, or (ii) due by MLP, on the one hand, to a Member or any of its Affiliates or Associates, on the other hand.

         5.5         Further Assurances. Each of the parties hereto shall use their best reasonable efforts, prior to, on and after the Effective Time, to take or cause to be taken, all actions, and to do, or cause to be done, all things, necessary, proper or desirable under applicable laws and regulations to carry out the purposes of this Agreement, to vest MRY3 with all of MLP’s (and its Subsidiaries’) title to all Purchased Assets. Without limiting the foregoing, MLP and MRY3 shall use their reasonable best efforts to obtain all consents and approvals, to enter into all amendatory agreements and to make all filings and applications and take all other actions which may be required for the consummation of the transactions contemplated by this Agreement, including, without limitation, all applicable regulatory filings. Notwithstanding the foregoing, MLP and MRY3 acknowledge and agree that certain of the Purchased Assets may be subject to rights of first refusal or rights of first offer held by parties to the Clay Contracts or Other Contracts. MLP agrees to consummate the Sale as contemplated herein, notwithstanding (but subject to) the rights of the holders of said rights of first offer or rights of first refusal; provided that MRY3 hereby agrees (i) to hold MLP harmless from any claims by the holders of said rights of first offer or rights of first refusal, and (ii) to transfer the Properties in question to the holders of said rights of first offer or rights of first refusal, if necessary in order to prevent MLP from having any liability to said holders, it being understood that, subject to the terms of the Debt Documents, MRY3 shall retain all rights to any proceeds in connection with any sale of said Properties by MRY3 to said holders.

         5.6         MLP Insurance. MRY3 shall give prompt notice to MLP of any claim that it believes is a MLP Retained Liability. MLP shall deliver promptly to MRY3 any notice received by it from an insurer under a MLP Insurance Policy denying coverage as to a Liability that otherwise might be a MLP Retained Liability. MLP and MRY3 shall each cooperate fully with the other in submitting and pursuing claims under the MLP Insurance Policies; provided that MRY3 shall be responsible for identifying the particular MLP Insurance Policies which it believes provide the coverage of a particular claim and, at its expense, for establishing that a Liability arising as a result of the ownership or operation of the Purchased Assets prior to the Effective Time is covered by the MLP Insurance Policies. MRY3 also acknowledges and agrees that, following the Effective Time, the MLP Insurance Policies may be terminated or modified by MLP or its Affiliates to the extent necessary to exclude coverage of any occurrences related to the Purchased Assets that occur after the Effective Time and MRY3 shall be obligated at or before the Effective Time to obtain at its sole cost and expense insurance to cover occurrences that occur after the Effective Time, including insurance required by any third party.

ARTICLE 6

CONDITIONS TO THE SALE AND THE DISTRIBUTIONS

         6.1         Conditions Precedent to the Sale. The obligation of MLP or MRY3 to consummate the Sale and to cause the consummation of the transactions described in Article 4 shall be subject to the fulfillment or waiver, of each of the following conditions:

(a)         No Prohibitions. Consummation of the transactions contemplated hereby shall not be prohibited by applicable law and no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Sale, the Merger or any transaction contemplated by this Agreement or the Merger Agreement, it being understood that the parties hereto hereby agree to use their reasonable best efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted as promptly as possible.
(b)         Conditions Precedent to Merger Satisfied. Each condition to the closing of the Merger set forth in Article VI of the Merger Agreement shall have been satisfied or waived.
(c)         Development Agreements. The Development Agreements, and if applicable, the Supplemental Developer's Fee Agreement, have been executed and delivered in accordance with Section 4.1.
(d)         Consulting Agreement. The Consulting Agreement has been executed and delivered in accordance with Section 4.2.
(e)        Debt Documents. The Debt Documents have been executed and delivered in accordance with Section 3.1.
(f)        Release. MLP shall have been released from any and all obligations, in form and substance satisfactory to Cornerstone on or in respect of any and all promissory notes and related loan documents between MLP and Regions Bank with respect to the Properties, including, without limitation, the Property located at 620/624 Ellis Street, Augusta, Georgia and the $2 million line of credit secured by certain of the Properties.
(g)        Title Policies. The title policies described in Section 2.3(c) (or marked title binders, insuring the gap) shall have been issued and MLP shall have paid or committed to pay the premiums for such policies.
(h)        Guarantees. W. Tennent Houston, Michael N. Thompson, Dorrie E. Green and Fred W. Bolt shall have executed and delivered the Guarantees of the Debt Documents substantially in the form of Exhibit "I."

ARTICLE 7

MISCELLANEOUS

         7.1         Complete Agreement; Construction. This Agreement, including the Exhibits, constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes all previous negotiations, commitments and writings with respect to such subject matter.

         7.2         Survival of Agreements. Except as otherwise contemplated by this Agreement, all covenants and agreements of the parties contained in this Agreement will survive the Effective Time.

         7.3         Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Georgia, without regard to the principles of conflicts of laws thereof.

         7.4         Notices. All notices and other communications hereunder must be in writing and must be delivered by hand, mailed by registered or certified mail (return receipt requested) or sent by facsimile transmission to the parties at the following addresses (or at such other addresses for a party as may be specified by like notice) and will be deemed given on the date on which such notice is received:

To MLP:

Before the Effective Time, to:

Merry Land Properties, Inc.
209 Seventh Street, Suite 300
Augusta, Georgia 30901
Attention: Dorrie E. Green
Facsimile No. (706) 722-0002

with a copy to:

Piper Rudnick L.L.P.
6225 Smith AvenueMbr> Baltimore, Maryland 21209-3600
Attention: R.W. Smith, Jr., Esq.
Facsimile No.: (410) 580-3780

After the Effective Time, to:

Cornerstone Realty Income Trust, Inc.
306 East Main Street
Richmond, Virginia 23219
Attention: Stanley J. Olander, Jr.
Facsimile No.: (804) 782-9302

with a copy to:

McGuireWoods LLP
One James Center
Richmond, Virginia 23219
Attention: Leslie A. Grandis
Facsimile No.: (804) 698-2069

To MRY3:

Merry Land & Investment Company, LLC 209 Seventh Street, Suite 300
Augusta, Georgia 30901
Attention: Dorrie E. Green
Facsimile No. (706) 722-0002

with a copy to:

Hull, Towill, Norman, Barrett & Salley, P.C.
801 Broad Street, 7th Floor
SunTrust Bank Building
Augusta, Georgia 30901
Attention: Mark S. Burgreen, Esq.
Facsimile No.: (706) 722-9779

         7.5        Amendments. This Agreement may not be modified or amended except by an agreement in writing signed by the parties.

         7.6         Successors and Assigns. Except in connection with the Merger, this Agreement shall not be assignable, in whole or in part, directly or indirectly, by either party hereto without the prior written consent of the other, and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be void; provided that the provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

         7.7         No Third-Party Beneficiaries. Except as provided in Section 2.5, the provisions of this Agreement are solely for the benefit of the parties hereto and their respective successors and permitted assigns and should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

         7.8         Title and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

         7.9         Legal Enforceability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Without prejudice to any rights or remedies otherwise available to any party hereto, each party hereto acknowledges that damages would be an inadequate remedy for any breach of the provisions of this Agreement and agrees that the obligations of the parties hereunder are specifically enforceable.

         7.10         Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed an original, but all of which together shall constitute one and the same instrument.

         7.11         Production of Witnesses. From and after the Effective Time, each party shall use reasonable efforts to make available to the other party, upon written request, its officers, directors, employees and agents as witnesses to the extent that any such person may reasonably be required in connection with any legal, administrative or other proceedings in which the requesting party may from time to time be involved.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

Merry Land Properties, Inc.
a Georgia corporation

By: ________________________
Name:
Title:

Merry Land & Investment Company, LLC

a Georgia limited liability company

By: ________________________
Name:
Title:

SCHEDULE OF EXHIBITS

Exhibit A         Properties and Purchased Assets
Exhibit B         Forms of Debt Documents
        B-1       Promissory Note from MRY3 in the amount of $1,270,000.
        B-2       Form of Mortgage/Deed to Secure Debt
        B-3       Promissory Note from MRY3 in the amount of $5,150,500
Exhibit C         Contracts
Exhibit D         Equipment Leases
Exhibit E         Form of Assumption and Indemnity Agreement
Exhibit F         Liens to be Released
Exhibit G-1       Form of Development Agreement
Exhibit G-2       Form of Development Agreement
Exhibit G-3       Form of Supplemental Developer's Fee Agreement
Exhibit H         Form of Consulting Agreement
Exhibit I         Form of Guaranty Agreement